Exhibit 3.9

CERTIFICATE OF CORRECTION OF

CERTIFICATE OF DESIGNATIONS OF

NATIONAL HOLDINGS CORPORATION

National Holdings Corporation, a Delaware corporation (the “Corporation”), certifies pursuant to Section 103(f) of the General Corporation Law of the State of Delaware that:
1.           The name of the corporation filing this certificate is National Holdings Corporation and it is a Delaware corporation.
2.           The instrument being corrected is entitled “CERTIFICATE OF DESIGNATIONS OF THE SERIES C CONVERTIBLE PREFERRED STOCK OF NATIONAL HOLDINGS CORPORATION” (the “Certificate of Designations”) and said instrument was filed in the office of the Secretary of State of the State of Delaware on July 12, 2010.
3.           Article VIII(F) of said CERTIFICATE OF DESIGNATIONS inaccurately sets forth that:

If, at any time when any shares of Series C Preferred Stock are issued and outstanding, the Corporation issues or sells, or in accordance with this Article VIII is deemed to have issued or sold, any shares of Common Stock for no consideration or for a consideration per share (before deduction of reasonable expenses or commissions or underwriting discounts or allowances in connection therewith) less than the Series C Conversion Price in effect on the date of such issuance (or deemed issuance) of such shares of Common Stock (such lower price, the “Base Share Price” and such issuances, a “Dilutive Issuance”), then immediately upon the Dilutive Issuance, the Series C Conversion Price will be reduced and only reduced to equal the Base Share Price; provided, however, that only one adjustment will be made for each Dilutive Issuance.  No adjustment to the Series C Conversion Price shall have the effect of increasing the Series C Conversion Price above the Series C Conversion Price in effect immediately prior to such adjustment.
Article VIII(F) of said CERTIFICATE OF DESIGNATIONS, as corrected, should read in its entirety as follows:

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If, at any time from the filing of this Certificate of Designations through and including March 31, 2011, the Corporation issues or sells, or in accordance with this Article VIII is deemed to have issued or sold, any shares of Common Stock for no consideration or for a consideration per share (before deduction of reasonable expenses or commissions or underwriting discounts or allowances in connection therewith) less than the Series C Conversion Price in effect on the date of such issuance (or deemed issuance) of such shares of Common Stock (such lower price, the “Base Share Price” and such issuances, a “Dilutive Issuance”), then immediately upon the Dilutive Issuance, the Series C Conversion Price will be reduced and only reduced to equal the Base Share Price; provided, however, that only one adjustment will be made for each Dilutive Issuance.  No adjustment to the Series C Conversion Price shall have the effect of increasing the Series C Conversion Price above the Series C Conversion Price in effect immediately prior to such adjustment.

In Witness Whereof, National Holdings Corporation has caused this Certificate of Correction to be signed by its President this 13th day of July, 2010.

National Holdings Corporation

By:	/S/ MARK GOLDWASSER
Mark Goldwasser, Chief Executive Officer

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